Panex Resources Inc.
30 Ledgar Road
Balcatta, Western Australia
6021

VIA EDGAR

October 17, 2011

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing and Construction
100 F Street, N.E.
Washington, DC
20549-4631

Attention:  Anne Nguyen Parker

Dear Ms. Parker:

Re:	Panex Resources Inc. (the “Company”)
Amendment #2 to Registration Statement on Form S-1
Filed August 26, 2011
File No. 333-172375
Form 10-K for Fiscal Year Ended August 31, 2010
Filed December 14, 2010
File No. 0-51707

Further to your comment letter dated September 9, 2011, enclosed for filing are copies each of the following documents:

1.	Form S-1/A – 3rd Amendment (in triplicate);
2.	redlined Form S-1/A (in triplicate);
3.	this response letter (in duplicate).

Also, I confirm that these documents have been filed via EDGAR.

The following are the responses to those comments.  For convenience, the number of each response refers to the number of the comment in your letter.

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Amendment No. 2 to Registration Statement on Form S-1

General

1.	As requested, the Company has included the applicable page numbers of the redlined version of the Form S-1/A where the responsive disclosure can be found.

2.	The disclosure has been updated as required. See “Executive Compensation” on page 60 of both the Form S-1/A and the EDGAR file.

3.
The disclosure has been revised to provide a detailed description of the specific substantive steps taken by the Company since incorporation.  See “Description of Business” on page 23, “Business of Panex” on pages 23-26, and “Plan of Operation” on page 26 of both the Form S-1/A and the EDGAR file.

Also, the statements in question have been modified or deleted from the disclosure.  See “Prospectus Summary” on page 5, “Business of Panex” on pages 23-26, and “Plan of Operation” on page 26 of both the Form S-1/A and the EDGAR file.

Finally, please note that the history of the Company’s prior exploration projects and activity can be found in the notes to the Company’s financial statements.  See “Note #3” on page F-8 and “Note #5” on pages F10 - F11 and “Note #3” on pages F2-8 – F2-9 and “Note #5” on pages F2-9 – F2-10 of both the Form S-1/A and the EDGAR file.

I trust the above to be satisfactory.  If you have any questions or require anything further contact Rene Daignault at 604-648-0527 or rene@rhdlawcorp.com.

Sincerely,

Panex Resources Inc.

Per:  /s/ Klaus Eckhof

Klaus Eckhof
Director, Chief Executive Officer,
President, and
Principal Executive Officer

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